Exhibit 99.1

25 July 2007
Sterlite Industries (India) Limited
Q1 Consolidated Revenues up 33% to Rs 61,391 million
Q1 Consolidated PAT up 38% to Rs 16,829 million
Highlights
•	Lists on NYSE, raised US$2 billion in ADS offering

•	Highest ever mine metal production at HZL

•	Consistent achievement of rated capacity for third consecutive quarter at the new Korba smelter

•	EBITDA of Rs 25,062 million against Rs 19,854 million in corresponding prior period
Sterlite Industries (India) Limited (“Sterlite”) today announced results for the first quarter ended 30 June 2007 (“Q1”). Consolidated revenues and net profits for Q1 were Rs 61,391 million and Rs. 16,829 million, an increase of 33% and 38%, respectively, over the corresponding period last year.
Consolidated Unaudited Financial Highlights

	(In Rs million, except as stated)

	First Quarter ended June 30
	2007	2006	%
Net Sales/Income from operations	61,391	46,030	33%
EBITDA	25,062	19,854	26%
Net Profit after Tax	16,829	12,209	38%
Attributable PAT	11,429	8,790	30%
Diluted Earnings Per Share (Rs) (not annualised)	19.93	15.73	27%

Production (’000 tonnes)
Aluminium	88	67	32%
Copper
Mined metal content	6	8	-17%
Copper — Cathode	81	57	42%
Zinc
Zinc — Mined Metal Content	134	131	2%
Refined Zinc	93	82	13%

Sterlite Industries (India) Limited Results for the First Quarter Ended 30 June 2007	Page 2 of 4

Aluminium
The Korba smelters produced 88,000 tonnes of metal in the current quarter, higher than their rated capacity. Both the Korba smelters have consistently produced at these levels for the last two quarters. The new smelter produced over 62,000 tonnes of hot metal during the quarter and has consistently performed at these levels for three consecutive quarters.
Q1 revenues were Rs. 10,553 million and EBITDA was Rs. 4,179 million. Sales volumes were largely in-line with the production volumes during the quarter and the costs too were largely stable. The increase in revenues and EBITDA, as compared to the corresponding prior quarter, was primarily on account of higher volumes from the new Korba smelter and better LME prices partially offset by appreciation of the Indian rupee against the US dollar. EBITDA was higher in the preceding quarter due to additional sales of inventory which had built up during the course of last year.
During the quarter our operating costs have been stable. However, the global alumina prices have seen an upward trend in the first quarter of the current fiscal which has impacted our cost.
BALCO was recently awarded the coveted President of India’s Nirmal Gram Award for its sanitation project in Korba by the Ministry of Rural Development, Government of India.
Copper
During the quarter copper cathode production at our Tuticorin plant was 81,000 tonnes. This is comparable with the preceding quarter except for the effect of the planned maintenance shutdown in April 2007.
Q1 revenue was Rs. 31,139 million as compared with Rs. 23,734 million in the corresponding prior quarter, primarily due to higher volumes and higher metal prices. EBITDA was Rs. 3,825 million as compared to Rs. 4,488 million in the corresponding quarter last year, primarily due to lower TCRC realisations considering the current market environment and lower dispatches from our captive mines.
Sterlite was recently awarded the ‘Excellent Energy Efficient Unit’ award by the Confederation of Indian Industry.
Zinc
The mined metal production at 134,000 tonnes during the quarter is the highest ever quarterly production. The refined zinc production during the quarter was 93,000 tonnes. The production from the Chanderiya Hydro smelter was around 41,000 tonnes, the highest ever quarterly production.
Sales during the current quarter were augmented by sales of about 50,000 dry metric tonnes of zinc concentrate and about 5,000 dry metric tonnes of lead concentrate.
Q1 revenues were Rs. 19,699 million as compared to Rs. 16,094 million in the corresponding prior quarter and EBITDA was Rs. 17,058 million as compared to Rs. 12,827 million in the corresponding prior quarter. The increase in revenue and EBITDA was primarily on account of

Sterlite Industries (India) Limited Results for the First Quarter Ended 30 June 2007	Page 3 of 4

higher volumes from the new Chanderiya smelter and higher metal prices, partially offset by appreciation of the Indian rupee against the US dollar.
Projects Update
Commercial Energy
Work on the 2,400 MW (4X600 MW) coal based independent thermal power plant has commenced. An EPC contract has been released and the construction work is going at full swing. Overall the project is on schedule for progressive commissioning from late 2009 as announced.
Zinc
The construction activities for the second 170,000 tpa smelter at Chanderiya with its associated captive power plant are in full swing, with all orders placed. The roaster plant, which is the first stage of the smelting process, has been commissioned. The leaching and purification plant and the cell house plant are also on track. Similarly work on the captive power plant and at the Agucha concentrator, to raise the milling capacity to 5.0 million tpa, is progressing well. The progress on the overall project is good and we expect to commission the project as scheduled by early 2008.
The Wind Energy project at Karnataka, Gujarat and Maharashtra, totaling 110.4 MW, is progressing as per schedule. Post completion of these projects, the company will have a total wind power capacity of 148.8 MW.

Sterlite Industries (India) Limited Results for the First Quarter Ended 30 June 2007	Page 4 of 4

For further information, please contact:
Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Associate Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	Sheetal.khanduja@vedanta.co.in
Manager — Investor Relations	Tel: +91 22 6646 1427
Sterlite Industries (India) Limited
About Sterlite
Sterlite is one of India’s leading diversified mining and metals company with interests and operations in aluminium, copper, zinc and lead. The company’s main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company is entering into the commercial power generation business by setting up a large scale 2,400 MW coal based independent thermal power plant in Jharsuguda, Orissa. Sterlite recently completed a $2 billion ADS issue and is now listed on the NYSE. Sterlite is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.